Exhibit 99.3

Media Release	15 February 2010

HALF YEAR FINANCIAL REPORT
FOR PERIOD ENDING 31 DECEMBER 2009

Successful acquisition of Australian Solomons Gold Ltd
Listing on the Toronto Stock Exchange
Capital raising initiative of A$160m

Allied Gold Limited announces its half-year Financial Report for the period ending 31 December 2009.

Executive Chairman Mark Caruso stated, “The past six months have been a period of transformation for the company.  During the December 2009 quarter, we successfully acquired Australian Solomons Gold Limited and its Gold Ridge mine in the Solomon Islands, as well as listing on the TSX and raising circa A$160M in equity from international investors.”

The substantial reinvestment into growth activities remains at the forefront of Allied Gold’s capital management philosophy.

The initiatives and path that Allied Gold has taken will translate to ultimate shareholder value as the latent value is realized via increasing production, lowering cash costs and an increase in the group’s ounce count via a strong continuing exploration focus.

Mark Caruso stated, “The challenges faced by the company and initiatives undertaken during the six month period are testament to Allied Gold’s strong resolve to ensure success and shareholder value in coming periods.”

The integration of these initiatives has resulted in a higher cost base for the period ending 31 December 2009.

Over the six month period to 31 December 2009, Allied Gold undertook A$9M of exploration activities on Simberi Island, with exploration relating to Sulphide feasibility studies and general geological activities.  On Gold Ridge, there was approximately A$0.9M of exploration related work undertaken.  During the period, Barrick Gold Limited also spent in excess of A$5M on exploration activities on our Tabar Island property as part of the existing Joint Venture arrangements.

This provided for an overall investment of A$14M in exploration activities was undertaken on Allied Gold properties during the period with much of the results expected to be released in coming periods.  Over the coming period, Allied Gold intends to invest similar levels across the group exploration portfolio.

The record rainfall during the September 2009 quarter temporarily set Allied Gold behind its target production for the half year but the company has completed various mitigation strategies to assist mining activities going forward.

The lower production levels resulted in a higher portion of sales at the hedge book price.  Over 50% of production was sold at USD$700p/oz which had a significant impact on revenue.  Management has a strong focus on mitigating the impact the residual hedge book has on the performance.

Over the coming six months, the company will have a core focus on project execution surrounding its PNG oxide program, its PNG Sulphide feasibility, and of course, the redevelopment initiatives at Gold Ridge.

As part of this, we are broadening the operational management teams to ensure that any project undertaken is delivered on time and on budget.

For more details please contact
Mr Mark Caruso	Executive Chairman	08 9356 2776
Mr Frank Terranova	Chief Financial Officer	07 3252 5911